DESCRIPTION OF SECURITIES
The following description sets forth certain material terms and provisions of Trimble’s securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law, our certificate of incorporation and our bylaws. Our current certificate of incorporation was filed as Exhibit 3.1 to the Report on Form 8-K filed on October 3, 2016, and our current bylaws were filed as Exhibit 3.1 to the Report on Form 8-K filed November 15, 2019.
Authorized Capital Stock
Under Trimble’s certificate of incorporation, Trimble’s authorized capital stock consists of 3,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and 360,000,000 shares of common stock, par value $0.001 per share (“Common Stock”).
Description of Capital Stock
Common Stock Outstanding. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.
Voting Rights. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of Trimble’s stockholders and directors are elected by plurality voting, subject to the majority voting policy adopted by Trimble’s board of directors (the “Board”) pursuant to which if a director fails to receive at least a majority of the votes cast in an uncontested election of directors, that director will be required to tender his or her resignation for consideration by the Board.
Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of Preferred Stock that may at the time be outstanding, holders of Common Stock are entitled to receive dividends as may be declared from time to time by the Board out of funds legally available therefor.
Rights upon Liquidation. Holders of Common Stock are entitled to share pro rata, upon any liquidation or dissolution of Trimble, in all remaining assets available for distribution to stockholders after payment or providing for Trimble’s liabilities and the liquidation preference of any outstanding Preferred Stock.
Preemptive Rights. Holders of Common Stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.
Preferred Stock. The Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of any wholly unissued series. The Board can also increase or decrease the number of shares of any such series and the designation thereof. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may, among other things, have the effect of adversely affecting the market price of the Common Stock and the voting and other rights of the holders of Common Stock.
Anti-Takeover Provisions
Provisions in Trimble’s charter documents and under Delaware law could prevent or delay a change of control, which could reduce the market price of Common Stock. Certain provisions of Trimble’s certificate of incorporation, Trimble’s bylaws, and the Delaware General Corporation Law (the “DGCL”) may be deemed to have an anti-takeover effect and could discourage a third party from acquiring, or make it more difficult for a third party to acquire, control of Trimble without approval of the Board. These provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The provisions described below and provisions of the DGCL may discourage, delay or prevent a third party from acquiring Trimble.
Certificate of Incorporation and Bylaws Provisions.

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Board of Directors Vacancies. Trimble’s bylaws authorize only the Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Board may be set only by the Board. These provisions prevent a Holder of Common Stock from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board but promotes continuity of management.

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Advance Notice Requirements for Holder Proposals and Director Nominations. Trimble’s bylaws provide advance notice procedures for Holders of Common Stock seeking to bring business before an annual or special meeting of Holders of Common Stock. Trimble’s bylaws also specify certain requirements regarding the form and content of such notice. These provisions might preclude Holders of Common Stock from bringing matters before an annual meeting of Holders of Common Stock or from nominating directors at an annual meeting of Holders of Common Stock if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Trimble.

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No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Neither Trimble’s certificate of incorporation nor bylaws provide for cumulative voting.

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Issuance of Undesignated Preferred Stock. The Board is authorized to issue up to 3,000,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of Trimble by means of a merger, tender offer, proxy contest or other means.

Delaware Anti-Takeover Law. Trimble is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the Board or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Trimble and, accordingly, may discourage attempts to acquire Trimble.